SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                              Thinking Tools, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   884098 10 4
                                 ---------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                         (Continued on following pages)
                               (Page 1 of 8 Pages)


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




           CUSIP NO. 884098 10 4                         13G                           Page 2 of 8 Pages
-------------------------------------------                                 ------------------------------------------



1        Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

         Thinking Technologies, L.P.

2        Check the Appropriate Box if a Member of a Group                                                (a)     |_|

                                                                                                         (b)     |_|
3        SEC Use Only

4        Citizenship or Place of Organization
         United States of America

               Number of                5       Sole Voting Power
                Shares                          2,579,573*
             Beneficially               6       Shared Voting Power
               Owned by                         0
                 Each                   7       Sole Dispositive Power
               Reporting                        2,579,573*
              Person with               8       Shared Dispositive Power
                                                0

9        Aggregate Amount Beneficially Owned by Each Reporting Person
         2,579,573*

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                                    |_|

11       Percent of Class Represented by Amount in Row 9
         49.0%

12       Type of Reporting Person
         PN
-------  -----------------------------------------------------------------------------------------------------------




         *  Includes 624,492 shares of common stock issuable to Thinking
            Technologies, L.P. ("Technologies") upon the exercise of options which are exercisable within 60 days. Does not include
            75,454 shares of common stock which may be purchased by Technologies from John Hiles, a director and the former president of the Issuer, upon the exercise of an outstanding option for $5.00 per share.



           CUSIP NO. 884098 10 4                         13G                           Page 3 of 8 Pages
-------------------------------------------                                 ------------------------------------------



1        Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

         Fred Knoll

2        Check the Appropriate Box if a Member of a Group                                                (a)     |_|

                                                                                                         (b)     |_|
3        SEC Use Only

4        Citizenship or Place of Organization
         United States of America

               Number of                5       Sole Voting Power
                Shares                          2,579,573*
             Beneficially               6       Shared Voting Power
               Owned by                         0
                 Each                   7       Sole Dispositive Power
               Reporting                        0
              Person with               8       Shared Dispositive Power
                                                2,579,573*

9        Aggregate Amount Beneficially Owned by Each Reporting Person
         2,579,573*

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares                                    |_|

11       Percent of Class Represented by Amount in Row 9
         49.0%

12       Type of Reporting Person
         IN
-------  -----------------------------------------------------------------------------------------------------------


         * Includes (i) 1,955,081 shares of common stock beneficially owned by Thinking Technologies, L.P., a limited partnership ("Technologies"), indirectly controlled by Mr. Knoll and (ii) 624,492 shares of common stock issuable to Technologies upon the exercise of options which are exercisable within 60 days.
             Does not include 75,454 shares of common stock which may be purchased by Technologies from John Hiles, a director and the former president of the Issuer, upon the exercise of an outstanding option for $5.00 per share.

           CUSIP NO. 884098 10 4                         13G                           Page 4 of 8 Pages
-------------------------------------------                                 ------------------------------------------


         This statement relates to shared beneficial ownership of securities of Thinking Tools, Inc.
held by Thinking Technologies, L.P. ("Technologies") and Fred Knoll.

Item 1(a).        Name of Issuer:

                  Thinking Tools, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Lower Ragsdale Drive, 1-250, Monterey, California 93940

Item 2(a).        Name of Person Filing:

                  Thinking Technologies, L.P.
                  Fred Knoll

Item 2(b).        Address of Principal Office, or if None, Residence:

                  Thinking Technologies, L.P.
                  200 Park Avenue
                  Suite 3900
                  New York, New York 10166

                  Fred Knoll
                  c/o Knoll Capital Management
                  200 Park Avenue
                  Suite 3900
                  New York, New York 10166

Item 2(c).        Citizenship:

                  Thinking Technologies, L.P. is a limited partnership organized under the laws of the State of Delaware.

                  Fred Knoll is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share.

Item 2(e).        CUSIP Number:

                  884098 10 4


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           CUSIP NO. 884098 10 4                         13G                           Page 5 of 8 Pages
-------------------------------------------                                 ------------------------------------------


Item 3.           Because this Statement is not Filed Pursuant to
                  Rules 13d-1(b) or 13d-2(b), this Item Is:

                  Not Applicable.

Item 4.           Ownership:

                  Thinking Technologies, L.P.

                  (a)      Amount Beneficially Owned: 2,579,573*
                  (b)      Percent of Class: 49%
                  (c)      Number of shares as to which such person has:
                           (i)      sole power to vote or to direct the vote:
                                    2,579,573*
                           (ii)     shared power to vote or to direct the vote:
                                    -0-
                           (iii)    sole power to dispose or to direct the disposition of:
                                    2,579,573*
                           (iv)     shared power to dispose or to direct the disposition of:
                                    -0-

                  Fred Knoll

                  (a)      Amount Beneficially Owned: 2,579,573**
                  (b)      Percent of Class: 49%
                  (c)      Number of shares as to which such person has:
                           (i)      sole power to vote or to direct the vote:
                                    2,579,573**
                           (ii)     shared power to vote or to direct the vote:
                                    -0-
                           (iii)    sole power to dispose or to direct the disposition of:
                                    -0-
                           (iv)     shared power to dispose or to direct the disposition of:
                                    2,579,573**


------------------
         * Includes 624,492 shares of common stock issuable to Technologies upon the exercise of options which are exercisable within 60 days. Does not include 75,454 shares of common stock which may be purchased by Technologies from John Hiles, a director and the former president of the Issuer, upon the exercise of an outstanding option for $5.00 per share.

         ** Includes (i) 1,955,081 shares of common stock beneficially owned by Technologies which is indirectly controlled by Mr. Knoll and (ii) 624,492 shares of common stock issuable to Technologies upon the exercise of options which are exercisable within 60 days. Does not include 75,454 shares of common stock which may be purchased by Technologies from John Hiles, a director and the former president of the Issuer, upon the exercise of an outstanding option for $5.00 per share.

           CUSIP NO. 884098 10 4                         13G                           Page 6 of 8 Pages
-------------------------------------------                                 ------------------------------------------


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable.

Item 7.           Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable.

Item 8.           Identification and Classification of Members of a Group:

                  Not Applicable.

Item 9.           Notice of Dissolution of Group:

                  Not Applicable.

Item 10.          Certification:

                  Not Applicable.




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           CUSIP NO. 884098 10 4                         13G                           Page 7 of 8 Pages
-------------------------------------------                                 ------------------------------------------




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997

                                                              THINKING TECHNOLOGIES, L.P.
                                                              By: KNOLL CAPITAL MANAGEMENT,
                                                                       General Partner


                                                              By:  /s/ Fred Knoll
                                                                   ------------------------
                                                                   Name: Fred Knoll
                                                                   Title: President



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           CUSIP NO. 884098 10 4                         13G                           Page 8 of 8 Pages
-------------------------------------------                                 ------------------------------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997

                                                                       /s/ Fred Knoll
                                                                       ----------------------------
                                                                       Fred Knoll

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